Filed by Basic Energy Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Grey Wolf, Inc.
Commission File No. 1-08226
Subject Company: Horsepower Holdings, Inc.
Commission File No.
April 21, 2008
Fellow Basic Employees:
Last evening, the Boards of Directors of Basic Energy Services and Houston-based Grey Wolf, Inc. announced that they have approved a definitive agreement to merge the two companies. This begins a process that requires regulatory approval, as well as approval by the stockholders of each company. At this time, we expect the merger to be finalized sometime during the third quarter of this year. The new company will be called Grey Wolf, Inc. and will be headquartered in Houston. Tom Richards, Grey Wolf’s current Chairman, President and Chief Executive Officer will serve as non-executive Chairman of the Board of the new Grey Wolf, Inc. I will be its Chief Executive Officer.
Attached is a copy of the joint press release issued this morning. I encourage you to read this release to learn more about this planned merger. As indicated in the release, Tom and I both believe that the combination of Grey Wolf and Basic will create a very strong company able to thrive in its traditional domestic markets and grow its international business.
While the press release provides valuable information, it does not address many of the questions you, the employees of Basic, are likely to have. I wanted to take this opportunity to at least start the process of answering your questions.
What change will this merger bring for Basic’s employees? For those of you in our field operations, little will change. We plan to continue operating each of our service lines separately, as Basic currently does with its multiple service lines. We do expect to take advantage of each company’s existing relationships to create additional opportunities for the new Grey Wolf, Inc.
For Basic’s corporate staff, the change will unfortunately be more significant. Over the next several weeks our major task will be to design the structure of and select the staff for Grey Wolf, Inc.’s corporate office in Houston. This inevitably means that some employees in Basic’s current corporate office will either not be offered an ongoing position or will choose not to accept an offered position. Subject to eligibility requirements, these employees will qualify for severance benefits to help them transition to new employment. We will also offer a significant retention payment to employees who stay with the new company until their job functions have been successfully transferred to other employees.
To help answer your questions, we have created the attached “Employee Questions and Answers” document. It should address many of your questions. If you have other questions, please send them to Jim Tyner, Basic’s Vice President of Human Resources. As the merger process moves forward, I am committed to keeping you informed of decisions that affect you as those decisions are made. As appropriate, updates to “Employee Questions and Answers” will be issued to accomplish that end.
The dedicated service of its 4,600 employees has made Basic a leader in the well services business. For that service I am genuinely grateful. As the merger process proceeds, I ask you to stay focused on delivering the same customer value you have always delivered, and to bring your questions forward.
Sincerely,

/s/ KEN HUSEMAN

Ken Huseman
President and CEO
Basic Energy Services

Forward Looking Statements and Additional Information
     The Company may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf, Inc. (“Grey Wolf”) and Basic Energy Services, Inc. (“Basic Energy Services”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., 432-620-5510 or to Investor Relations, Grey Wolf, Inc., 713-435-6100.

Participants in the Solicitation
     Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.
BASiC Energy Services Confidentiality Notice:
The information in this email is confidential. It is intended solely for the addressee. Access to this email by anyone else is unauthorized. If you are not the intended recipient, any disclosure, copying, distribution or any action taken or omitted to be taken in reliance on it, is prohibited and may be unlawful.

Employee Questions and Answers
April 21, 2008
1)	Q. What is the business justification for a merger between Grey Wolf and Basic Energy Services?
A.	The new Grey Wolf, Inc. will be a larger, more diversified company with the size and scope to compete for opportunities anywhere in the world.
2)	Q. What will be the new company’s name?
A.	The new company will be called Grey Wolf, Inc. The Grey Wolf name has a long history dating back to 1919 when William Gray and Roger Wolfe formed a drilling company in South Louisiana.
3)	Q. In what lines of business and geographic areas does Grey Wolf work?
A.	Grey Wolf is a leading provider of turnkey and contract oil and gas land drilling services in the United States. It has 103 drilling rigs operating in south Texas, the Gulf Coast, the Ark-La-Tex, Mississippi/Alabama, Mid-Continent and Rocky Mountain areas, as well as 2 drilling rigs in Mexico. Grey Wolf is primarily focused on drilling deep natural gas wells.
4)	Q. How large is Grey Wolf?
A.	In 2007 Grey Wolf generated $169.9 million in net income on revenue of $906.6 million. It currently has approximately 2,700 employees.
5)	Q. In what lines of business and geographic areas does Basic work?
A.	Basic provides well servicing, fluid hauling and disposal, pressure pumping, wireline, rental and fishing tool, well site construction, and contract drilling services. It operates out of more than 110 service points in 11 states from the Mexican border in South Texas to the Williston Basin on the Canadian border.
6)	Q. How large is Basic?
A.	In 2007 Basic had net income of $87.7 million on revenue of $877.2 million. It currently has approximately 4,600 employees.
7)	Q. When will the merger be finalized?
A.	We expect final close to occur sometime during the 3rd quarter.
8)	Q. What current executive positions for Grey Wolf, Inc. have been filled?
A.	Ken Huseman, current President and Chief Executive Officer of Basic, will be CEO. David Crowley, current Executive Vice President and Chief Operating Officer of Grey Wolf, will be President and COO. Alan Krenek, currently Senior VP and Chief Financial Officer of Basic, will be Executive VP and CFO. Bob Proffit, Grey Wolf’s current Senior VP of Human Resources, will assume the role of Senior Vice President, Administration. Spencer Armour, Basic’s VP of Corporate Development, will remain in the same role for the new company.

Tom Richards, Chairman, President and CEO of Grey Wolf, will be non-executive Chairman of the Board of Grey Wolf, Inc.

Operating level officers for both companies will remain in their roles.
9)	Q. Where will Grey Wolf, Inc.’s corporate headquarters be?
A.	The corporate headquarters will be in Houston.

10)	Q. Will the company’s corporate office continue to be at Grey Wolf’s current Houston office address?
A.	We have no immediate plan to move from Grey Wolf’s current Houston office. However, the consolidation and growth of the corporate office could warrant an office expansion or move within the Houston area at some point in time.
11)	Q. Will the new company be eliminating jobs in its field operations?
A.	In their field operations, Grey Wolf and Basic have little overlap of business segments. The new company will operate each if its service lines separately, as Basic currently does with its multiple service lines. As a result, we do not expect job eliminations in field operations.

Grey Wolf and Basic’s one point of operational overlap is each company’s Permian Basin drilling group. These separate operations will be combined to ensure adequate coordination of effort. As we get closer to the merger date, these two groups will begin planning their consolidation.
12)	Q. Will the new company be eliminating jobs in its Houston and/or Midland offices?
A.	Yes. The consolidation of corporate functions into Grey Wolf, Inc.’s Houston headquarters will result in some job eliminations. The groups most likely to be affected are those that perform an essentially corporate function. Specific decisions regarding job eliminations have not been made at this time. Once decisions have been made, we will discuss those decisions with the affected employees.
13)	Q. Will Basic’s Midland office employees be given consideration for positions in the Houston corporate office?
A.	Yes. We expect the Houston office ultimately to have some employees from both Basic’s Midland office and Grey Wolf’s Houston office.
14)	Q. When does the company expect to know which jobs will be eliminated?
A.	One of the major tasks between now and the actual merger date will be to configure the new company’s corporate departments and make staffing decisions. We have formed an Integration Steering Committee consisting of Alan Krenek; Bob Proffit; Kent Cauley, Grey Wolf’s Vice-President and Controller; and Jim Tyner, Basic’s VP of Human Resources. This group is charged with developing a corporate structure and establishing guidelines for making staffing decisions. Once those tasks are completed, the various department heads will begin making staffing decisions. As decisions are made, we will keep employees informed. We expect all staffing decisions to be finalized on or before the merger date.
15)	Q. Will there be severance benefits for employees who lose their job because of the merger?
A.	Employees who leave the company due to staffing consolidations and meet certain other eligibility requirements will receive severance benefits. In addition, for continuing to work until their duties have been effectively assumed by an employee who will remain with the company, severance eligible employees will also receive a significant retention payment. A Summary of Severance and Retention Benefits will soon be distributed to employees in each company’s corporate office and Permian Basin drilling office. Please refer to this document for a fuller explanation of these benefits and the eligibility requirements.
16)	Q. Will Grey Wolf, Inc. continue the Permian Plaza project in Midland?
A.	Yes. We will continue to build out the property. We expect at some point to sell the property to a firm that specializes in developing and managing such properties.
17)	Q. Will Basic’s brand name be retained for the Well Services lines of business?
A.	No. All operations will transition to using the Grey Wolf name. This is consistent with our goal of the combined company being known as a major diversified energy services company.

18)	Q. Will our employee benefits be changing?
A.	Both companies have committed to maintaining their respective benefit plans at least through the end of 2008. Ultimately, employees throughout the company will have the same health, insurance, and 401(k) plans. We will design those plans to deliver roughly the same value to employees as they are receiving from their current plans.
19)	Q. When will the benefits change?
A.	That decision has not been made yet. Employees will be informed well in advance of any benefit changes.
20)	Q. Will paid time off benefits be changing?
A.	Grey Wolf and Basic currently have different approaches to paid time off. At some point, we will introduce a common approach so employees in similar jobs will have the same paid time off program regardless of their Basic or Grey Wolf background. To remain competitive some business segments may be allowed to deviate from the standard approach, even as they have been allowed within both Grey Wolf and Basic. Any changes to paid time off benefits will be announced well in advance.
21)	Q. Will the new company use Basic’s SAP system as its accounting and management software?
A.	Yes. We will migrate the appropriate Grey Wolf applications to SAP over time.
22)	Q. Will there be a change in pay schedules for either Basic or Grey Wolf employees?
A.	For the immediate future, all employees will continue to be paid on the same schedule as they were before the merger. As we plan to move all payroll processing to SAP, we will have to decide what pay cycles will be used. Decisions on this issue will be communicated to all employees well in advance of any changes.
Forward Looking Statements and Additional Information
     The Company may make statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf, Inc. (“Grey Wolf”) and Basic Energy Services, Inc. (“Basic Energy Services”). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, the Company does not intend to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., [432-620-5510] or to Investor Relations, Grey Wolf, Inc., [713-435-6100].
Participants in the Solicitation
     Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

NEWS RELEASE
Grey Wolf, Inc. and Basic Energy Services, Inc. Agree to Combine in “Merger of Equals” Transaction

Merger Highlights:

♦	The merger creates a more diverse energy services company with expanded growth opportunities through enhanced scale, broader geographic reach, balanced commodity exposure and expansion of service offerings

♦	The “new” Grey Wolf will be led by a combination of both companies’ seasoned management teams
	–	Tom Richards from Grey Wolf will be Chairman
	–	Ken Huseman from Basic Energy Services will be Chief Executive Officer
	–	David Crowley from Grey Wolf will be President and Chief Operating Officer
	–	Alan Krenek from Basic Energy Services will be Executive Vice President and Chief Financial Officer

♦	The 9-member Board of Directors will have representation approximately proportionate to ownership with 5 directors nominated by Grey Wolf and 4 nominated by Basic Energy Services

♦	The shareholders of both companies will receive a combination of shares in the new company and cash

HOUSTON, TEXAS, April 21, 2008 (BUSINESS WIRE) — Grey Wolf, Inc. (“Grey Wolf”) (AMEX:GW) and Basic Energy Services, Inc. (“Basic Energy Services”) (NYSE:BAS) today announced that their Boards of Directors have approved a definitive agreement to combine the two businesses in a “merger of equals”. Based upon closing prices for each company’s common stock as of April 18, 2008, the estimated enterprise value of the combined company would be approximately $2.9 billion. The combined company will be named Grey Wolf, Inc., have its corporate offices in Houston, establish incorporation in the state of Delaware and trade on the New York Stock Exchange under the symbol “GW”.
Under the terms of the agreement, Grey Wolf shareholders will receive $1.82 in cash and 0.2500 shares of new Grey Wolf for each share of Grey Wolf they currently own. Based on this exchange ratio, each stockholder of Grey Wolf will receive one share of new Grey Wolf for each four shares of Grey Wolf in addition to the cash consideration. Basic Energy Services shareholders will receive $6.70 in cash and 0.9195 shares of new Grey Wolf for each share of Basic Energy Services they currently own. The total number of shares outstanding of the combined company, which is reflective of the above exchange ratios applied to both companies’ respective current shares outstanding, will be approximately 85 million shares. Pro forma net debt as of December 31, 2007 will be approximately $960 million. The combined company intends to dedicate a substantial amount of its free cash flow to the repayment of the debt while at the same time fully funding and implementing its significant, value-adding growth initiatives.
The greater financial strength of the combined company will enable it to return approximately $600 million in cash to the combined shareholder base while retaining financial flexibility to invest for future growth. The financing will be provided by affiliates of UBS Investment Bank and Goldman, Sachs & Co.. The cash is being issued to the two sets of shareholders proportionate to pro forma ownership of the combined company, which will be approximately 54% owned by current Grey Wolf shareholders and 46% owned by current Basic Energy Services shareholders.
The combination will create an organization with approximately 7,500 personnel, providing a broad range of drilling and oilfield well services. The combined company will have 395 well servicing and 130 drilling rigs as well as a suite of other oilfield service assets, pro forma sales and EBITDA of approximately $1,784 million and $632 million, respectively (for the full year ending 12/31/07). Pro forma sales (for the full year ending 12/31/07) would be

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approximately 53% from contract drilling, 19% from well servicing, 15% from fluid services and 13% from completion and remedial services.
Current Grey Wolf Chairman, President and CEO, Thomas P. Richards, who will serve as Grey Wolf, Inc.’s Chairman following the merger, said: “This is an exciting opportunity for our shareholders, our customers and our people. Grey Wolf’s premium land drilling rig fleet complements Basic Energy Service’s premium land-based well servicing equipment. With approximately 50% of Basic Energy Service’s business focused on oil and approximately 95% of Grey Wolf’s business focused on natural gas, this transaction results in a company with a diversified revenue stream in terms of exposure to oil and gas opportunities, involvement through the life of the well from drilling to production to well abandonment and a very broad geographic coverage, all of which is consistent with our stated strategic goal. We are confident that our valued customers will respond positively to this merger with the combined company’s enhanced ability to satisfy their needs. Grey Wolf has an outstanding management team, as well as operational and support staff, which when combined with Basic Energy Services’ organization, will produce a best-in-class team.”
Ken Huseman, who will serve as Chief Executive Officer of Grey Wolf, Inc. after the merger, said, “This combination achieves the goal of moving Basic Energy Services forward in achieving a size which allows the combined company to compete effectively for expansion opportunities anywhere in the world while continuing to build upon the existing footprint of both companies. The expanded operational capability of a more diversified company will produce significant benefits for our customers and provide substantial growth opportunities for our people. In addition, the cash consideration allows us to provide each companies’ shareholders with a meaningful financial return without unduly limiting the growth potential for the combined entity. This is an ideal fit for the stakeholders in both companies.”
Following the merger, in addition to the executive officers listed above, Bob Proffit, current Senior Vice President, Human Resources of Grey Wolf, will assume the role of Senior Vice President, Administration at the combined company and Spencer Armour, current Senior Vice President, Corporate Development of Basic Energy Services, will remain in the same role at the combined company. Operating level officers for both companies will continue in their current roles.
Timing
The transaction is expected to close in the third quarter of 2008. Completion of the transaction is subject to shareholder approval at both Grey Wolf and Basic Energy Services, receipt of financing proceeds, regulatory approvals and other customary conditions. DLJ Merchant Banking Partners III, L.P. and its affiliated funds, holders of approximately 44% of the outstanding shares of Basic Energy Services, have entered into a voting agreement agreeing to vote in favor of the transaction.
Advisors
UBS Investment Bank is acting as exclusive financial advisor to Grey Wolf and Goldman, Sachs & Co. is acting as exclusive financial advisor to Basic Energy Services. Simmons & Company International provided a fairness opinion to the Board of Grey Wolf. Tudor, Pickering, Holt & Co. provided a fairness opinion to the Board of Basic Energy Services. Porter & Hedges, L.L.P. and Gardere Wynne & Sewell, LLP are acting as legal counsel to Grey Wolf, and Davis Polk & Wardwell and Andrews Kurth LLP are acting as legal counsel to Basic Energy Services.
Conference Call
The senior management of Grey Wolf and Basic Energy Services will host a conference call on Monday, April 21, 2008 at 11:00 a.m. Eastern Daylight Time. All individuals interested in participating in the conference call should dial (800) 761-5415 domestically or (212) 231-2900 internationally 15 minutes prior to the starting time. The reservation number is 21381162. A replay of the call will be available for 48 hours after the call. The telephone

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number for the replay of the call is (800) 633-8284 domestically or (402) 977-9140 internationally and the access code is 21381162.
About Basic Energy Services
Founded in 1992, Basic Energy Services has grown to be the nation’s third largest well servicing rig contractor with more than 4,600 employees in 11 states. From drilling to final abandonment, Basic Energy Services provides a range of well site services to America’s oil and gas drilling and producing companies that support the entire life cycle of a well. Headquartered in Midland, Texas, Basic Energy Services operates in the major oil and gas producing markets in the US including South Texas, the Texas Gulf Coast, the Ark-La-Tex region, North Texas, the Permian Basin of West Texas, the Mid Continent, Louisiana Inland Waters and the Rocky Mountains. For more information about Basic Energy Services, go to http://www.basicenergyservices.com
About Grey Wolf
Grey Wolf is the fourth largest provider of contract land drilling services in the United States. It serves major and independent oil and gas companies with a premium fleet of 121 rigs. Located in the nation’s most productive natural gas regions, it operates in South Texas, the Gulf Coast, the Ark-La-Tex, Mississippi/Alabama, Mid Continent and Rocky Mountain areas on both a daywork and turnkey basis. Grey Wolf also has two rigs deployed in Mexico. Approximately 95% of the wells drilled by Grey Wolf are targeted to natural gas. For more information about Grey Wolf, go to http://www.gwdrilling.com.
Forward Looking Statements and Additional Information
This document may include statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Grey Wolf or Basic Energy Services expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and Basic Energy Services. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Grey Wolf nor Basic Energy Services intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may

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also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

CONTACT:
Grey Wolf, Inc.
David Wehlmann, Chief Financial Officer
713-435-6100

Basic Energy Services, Inc.
Alan Krenek, Chief Financial Officer
432-620-5500

DRG&E / 713-529-6600
Jack Lascar/Sheila Stuewe

SOURCES: GREY WOLF AND BASIC ENERGY SERVICES

GREY WOLF, INC.
10370 Richmond Avenue • Suite 600 • Houston, Texas 77042-4136
(713) 435-6100 — Fax (713) 435-6170
www.gwdrilling.com

BASIC ENERGY SERVICES, INC.
500 W. Illinois • Suite 100 • Midland, TX 79701
(432) 620-5500 — Fax (432) 620-5501
www.basicenergyservices.com

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